

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via Email
Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
Four Duke Place
Norwalk, Connecticut

Re: Bolt Technology Corporation
Form 10-K for Year End June 30, 2013
Filed on September 13, 2013
File No. 001-12075

Dear Mr. Espeso:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant